                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                            BALANCED CARE CORPORATION
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   057630-10-5
                                 (CUSIP Number)

                              IPC ADVISORS S.A.R.L.
                 28 RUE JEAN BAPTISTE FRESEZ, L-1542 LUXEMBOURG
                           TEL. NO.: 011-352-262-0471
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                                RORY GREISS, ESQ.
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                  MAY 15, 2002
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                                             Page 1 of 18 Pages.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 2 of 18 Pages.

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                     PAGE   3   OF 18 PAGES

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
      IPC Advisors
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
      WC
--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
   5  OR 2(e)                                                               / /
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
   6
      Luxembourg
--------------------------------------------------------------------------------
                           SOLE VOTING POWER
       NUMBER OF     7
        SHARES                  0
     BENEFICIALLY      ---------------------------------------------------------
       OWNED BY            SHARED VOTING POWER
         EACH        8
       REPORTING           18,212,100
        PERSON         ---------------------------------------------------------
         WITH              SOLE DISPOSITIVE POWER
                     9
                           0
                       ---------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                    10
                        18,212,100
                       ---------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
      18,212,100
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
  12  INSTRUCTIONS)                                                          / /
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      53.3%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                    PAGE   4    OF 18 PAGES
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
      LXB Investments Limited
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) /X/
   2                                                                     (b) / /
--------------------------------------------------------------------------------
      SEC USE ONLY
   3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
      N/A
--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   5  2(d) OR 2(e)                                                           / /
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
   6
      Cayman Islands
--------------------------------------------------------------------------------
                           SOLE VOTING POWER
       NUMBER OF     7
        SHARES             0
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY            SHARED VOTING POWER
         EACH        8
       REPORTING           18,212,100
        PERSON       -----------------------------------------------------------
         WITH              SOLE DISPOSITIVE POWER
                     9
                           0
                     -----------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                    10
                           18,212,100
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
      18,212,100
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
  12  INSTRUCTIONS)                                                          / /
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      53.3%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                   PAGE   5    OF 18  PAGES
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
      Lillian Trust
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) /X/
   2                                                                     (b) / /
--------------------------------------------------------------------------------
      SEC USE ONLY
   3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
      N/A
--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           / /
   5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

   6  Guernsey, Channel Islands
--------------------------------------------------------------------------------
                           SOLE VOTING POWER
       NUMBER OF     7
        SHARES                  0
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY            SHARED VOTING POWER
         EACH        8
       REPORTING           18,212,100
        PERSON       -----------------------------------------------------------
         WITH              SOLE DISPOSITIVE POWER
                     9
                           0
                     -----------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                    10
                           18,212,100
                     -----------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
      18,212,100
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
  12  INSTRUCTIONS)                                                          / /
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      53.3%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                    PAGE   6    OF 18 PAGES
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
      VXM Investments Limited
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) /X/
   2                                                                     (b) / /
--------------------------------------------------------------------------------
      SEC USE ONLY
   3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
      WC
--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           / /
   5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
   6
      Cayman Islands
--------------------------------------------------------------------------------
                           SOLE VOTING POWER
       NUMBER OF        7
        SHARES             0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY            SHARED VOTING POWER
         EACH           8
       REPORTING           2,333,333.5
        PERSON          --------------------------------------------------------
         WITH              SOLE DISPOSITIVE POWER
                        9
                           0
                        --------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                      10
                           2,333,333.5
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
      2,333,333.5
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          / /
  12
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      6.39%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                    PAGE   7    OF 18 PAGES
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
      Vivian Trust
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) /X/
   2                                                                     (b) / /
--------------------------------------------------------------------------------
      SEC USE ONLY
   3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
      N/A
--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           / /
   5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
   6
      Guernsey, Channel Islands
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
       NUMBER OF           7
        SHARES                  0
     BENEFICIALLY          -----------------------------------------------------
       OWNED BY                 SHARED VOTING POWER
         EACH              8
       REPORTING                2,333,333.5
        PERSON             -----------------------------------------------------
         WITH                   SOLE DISPOSITIVE POWER
                           9
                                0
                           -----------------------------------------------------
                                SHARED DISPOSITIVE POWER
                          10
                                2,333,333.5
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
      2,333,333.5
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          / /
  12
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      6.39%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                     PAGE   8   OF 18 PAGES
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
      RH Investments Limited
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) /X/
   2                                                                     (b) / /
--------------------------------------------------------------------------------
      SEC USE ONLY
   3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
      WC
--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           / /
   5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
   6
      Cayman Islands
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
       NUMBER OF           7
        SHARES                  0
     BENEFICIALLY          -----------------------------------------------------
       OWNED BY                 SHARED VOTING POWER
         EACH              8
       REPORTING                2,333,333.5
        PERSON             -----------------------------------------------------
         WITH                   SOLE DISPOSITIVE POWER
                           9
                                0
                           -----------------------------------------------------
                                SHARED DISPOSITIVE POWER
                          10
                                2,333,333.5
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
      2,333,333.5
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          / /
  12
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      6.39%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                     PAGE   9   OF 18 PAGES
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
      Rachel Trust
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) /X/
   2                                                                     (b) / /
--------------------------------------------------------------------------------
      SEC USE ONLY
   3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
      N/A
--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           / /
   5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
   6
      Guernsey, Channel Islands
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
       NUMBER OF           7
        SHARES                  0
     BENEFICIALLY          -----------------------------------------------------
       OWNED BY                 SHARED VOTING POWER
         EACH              8
       REPORTING                2,333,333.5
        PERSON             -----------------------------------------------------
         WITH                   SOLE DISPOSITIVE POWER
                           9
                                0
                           -----------------------------------------------------
                                SHARED DISPOSITIVE POWER
                          10
                                2,333,333.5
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
      2,333,333.5
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          / /
  12
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      6.39%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                     PAGE   10  OF 18 PAGES

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
      HR Investments Limited
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
      WC
--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
   5  OR 2(e)                                                               / /
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
   6
      Cayman Islands
--------------------------------------------------------------------------------
                           SOLE VOTING POWER
       NUMBER OF     7
        SHARES             0
     BENEFICIALLY      ---------------------------------------------------------
       OWNED BY            SHARED VOTING POWER
         EACH        8
       REPORTING           2,333,333
        PERSON         ---------------------------------------------------------
         WITH              SOLE DISPOSITIVE POWER
                     9
                           0
                       ---------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                    10
                           2,333,333
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
      2,333,333
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
  12  INSTRUCTIONS)                                                          / /
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      6.39%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                     PAGE   11  OF 18 PAGES

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
      Henry Trust
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
      N/A
--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
   5  OR 2(e)                                                               / /
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
   6
      Guernsey Channel Islands
--------------------------------------------------------------------------------
                           SOLE VOTING POWER
       NUMBER OF     7
        SHARES             0
     BENEFICIALLY      ---------------------------------------------------------
       OWNED BY            SHARED VOTING POWER
         EACH        8
       REPORTING           2,333,333
        PERSON         ---------------------------------------------------------
         WITH              SOLE DISPOSITIVE POWER
                     9
                           0
                       ---------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                    10
                           2,333,333
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
      2,333,333
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
  12  INSTRUCTIONS)                                                          / /
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      6.39%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 057630-10-5                                     PAGE   12  OF 18 PAGES

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
      RBC Trustees (Guernsey) Limited
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
      N/A
--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
   5  OR 2(e)                                                               / /
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
   6
      Guernsey Channel Islands
--------------------------------------------------------------------------------
                           SOLE VOTING POWER
       NUMBER OF     7
        SHARES             0
     BENEFICIALLY      ---------------------------------------------------------
       OWNED BY            SHARED VOTING POWER
         EACH        8
       REPORTING           25,212,100; 18,212,100 as trustee of the Lillian
        PERSON             Trust; 2,333,333.5 as trustee of the Rachel Trust;
         WITH              2,333,333.5 as trustee of the Vivian Trust; and
                           2,333,333 as trustee of the Henry Trust
                       ---------------------------------------------------------
                           SOLE DISPOSITIVE POWER
                     9
                           0
                       ---------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                    10
                           25,212,100; 18,212,100 as trustee of the Lillian
                           Trust; 2,333,333.5 as trustee of the Rachel Trust;
                           2,333,333.5 as trustee of the Vivian Trust; and
                           2,333,333 as trustee of the Henry Trust
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
      25,212,100; 18,212,100 as trustee of the Lillian Trust; 2,333,333.5 as trustee of the Rachel Trust; 2,333,333.5 as trustee of the Vivian Trust; and 2,333,333 as trustee of the Henry Trust
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
  12  INSTRUCTIONS)                                                          / /
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      61.23%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
      CO
--------------------------------------------------------------------------------

         The Reporting Persons set forth on the cover pages hereto hereby amend the report on Schedule 13D filed in respect of the events of July 21, 2000, as amended (the "Schedule 13D"), in respect of the Common Stock, par value $0.001 per share, of Balanced Care Corporation, a Delaware corporation, as set forth below. Unless otherwise indicated, each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 4. Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         On February 16, 2002, IPC Advisors S.a.r.l. ("IPC Advisors") made an offer to Issuer to acquire by way of merger all issued and outstanding shares of Issuer's Common Stock not held by IPC Advisors or its affiliates. IPC Advisors revised its offer on March 18, 2002, and the Issuer accepted such offer subject to the negotiation of definitive documentation (the "Proposed Offer").

         The Issuer's board of directors appointed a special committee (the "Special Committee") to negotiate the definitive documentation for such transaction, which the Special Committee did. The Special Committee retained the investment bank of Legg Mason Wood Walker Incorporated to provide a fairness opinion regarding the fairness of the transaction from a financial point of view to the Issuer's stockholders other than IPC Advisors and its affiliates.

         One May 15, 2002, Legg Mason Wood Walker Incorporated informed the Special Committee that, based upon and subject to certain limitations, assumptions and qualifications to be set forth in its written opinion, it was of the opinion that the $0.25 cash price per share proposed to be paid to the holders of the shares of the Issuer's Common Stock other than those held by IPC Advisors is fair from a financial point of view to such stockholders. The written opinion of Legg Mason Wood Walker Incorporated, dated May 15, 2002, was delivered later that day.

         On May 15, 2002, the Special Committee determined that the merger agreement, by and between IPC Advisors, IPBC Acquisition Corp. ("Acquisition Corp.), a Delaware corporation and a wholly owned subsidiary of IPC Advisors, and the Issuer (the "Merger Agreement") and the merger contemplated thereby are advisable, fair to and in the best interests of the holders of the Issuer's Common Stock other than IPC Advisors and its affiliates and recommended to the Issuer's board of directors that they and the Issuer's stockholders adopt and approve the Merger Agreement, substantially on the terms and conditions set forth in the draft merger agreement dated May 15, 2002.

         On May 15, 2002, a special meeting of Issuer's board of directors was held. All the directors were present. A report was delivered on behalf of the Special Committee detailing various factors considered by the Special Committee and advising that the Special Committee determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable and fair to and in the best interests of the holders of the Issuer's Common Stock. In addition, it was also noted that the Special Committee recommended to the board of directors that they adopt and approve the merger agreement. The board of directors then, in consideration of IPC Advisors' incurring time and expense in conducting diligence and in order to consider the Proposed Offer, unanimously agreed to amend Section 6.8 of the Subscription Agreement dated as of October 8, 1999 between Issuer and IPC Advisors to permit IPC Advisors to make the Proposed Offer. The board of directors then unanimously approved the Merger Agreement, determined the Merger Agreement and the merger are advisable and fair to and in the best interests of Issuer and its stockholders, including the holders of shares not held by IPC Advisors and its affiliates, and voted to submit the merger agreement, together with the


                                                             Page 13 of 18 Pages
recommendation of the board of directors, to the stockholders for the purpose of approving the Merger Agreement.

         On May 16, 2002, the Issuer, IPC Advisors and Acquisition Corp. announced that they entered into the Merger Agreement, which provides, among other things, for the merger (the "Merger") of Acquisition Corp. with and into the Issuer, with the Issuer continuing as the surviving corporation and a direct subsidiary of IPC Advisors. In the Merger, each outstanding share of Common Stock of the Issuer, other than those shares of Common Stock owned by IPC Advisors and its affiliates and dissenting stockholders of the Issuer, will be converted into the right to receive $0.25 per share in cash. The aggregate purchase price will be approximately $4,000,000.

         On November 6, 2000, IPC Advisors and the Issuer entered into a letter agreement (the "Letter Agreement") pursuant to which, IPC Advisors indicated that it would consider making an offer of $1.00 per common share in cash for the entire equity interest in the Issuer not already owned by IPC Advisors, subject to the completion of due diligence satisfactory to IPC Advisors in its sole discretion, and to the negotiation and execution of mutually satisfactory definitive documentation (the "Initial Offer"). Under the Letter Agreement, in consideration of the Lenders' willingness to make the Loan and in further consideration of IPC Advisors incurring time and expense in conducting due diligence, the Issuer agreed to amend Section 6.8 of the Subscription Agreement dated as of October 8, 1999 between the Issuer and IPC Advisors to permit IPC Advisors to make the Initial Offer and, subject to the fiduciary duties of the Issuer's board of directors, not to solicit, participate in discussions or negotiations concerning or furnish information to any person other than IPC Advisors until January 15, 2001. In addition, the Special Committee of the board of directors of the Issuer confirmed that it had determined that the consideration of $1.00 per share in cash for each share of the Company's outstanding common stock not owned by IPC Advisors and its affiliates was advisable and fair to the stockholders of the Issuer and, subject to negotiation of definitive agreements relating to the Proposed Offer acceptable to the Special Committee, the Special Committee would recommend that the board of directors of the Issuer approve and adopt such definitive agreements and the Special Committee would then recommend that stockholders of the Issuer tender into and/or vote to approve and adopt such definitive agreements. In the Letter Agreement, the Issuer acknowledged that IPC Advisors would not be under any obligation to make such Initial Offer. The Special Committee received an opinion from Raymond James and Associates, Inc., its financial advisors, to the effect that, subject to certain assumptions, limitations and qualifications, cash consideration of $1.00 per share is fair to the stockholders of the Issuer from a financial point of view. However, on December 1, 2000, IPC Advisors advised the Issuer that, based upon its due diligence findings, IPC Advisors had determined not to proceed with the offer.

         As previously reported, on November 6, 2000, IPC Advisors, HR Investments, RH Investments and VXM Investments (collectively, the "Lenders") agreed to loan the Issuer up to $8.0 million dollars, with the proceeds to be used by the Issuer to retire debt and for working capital (the "Loan"). The Loan had a maturity date of January 31, 2001 and is secured by a pledge of the stock of certain of the Issuer's subsidiaries. The Loan matured on January 31, 2001, but no payment with respect to the Loan was made by the Issuer. At the request of the Issuer, on February 6, 2001, HR Investments, RH Investments and VXM Investments agreed to extend the maturity of the Loan until April 6, 2001. Also on February 6, 2001, HR Investments, RH Investments and VXM Investments notified the Issuer that, although as a result of the occurrence of events of default, the Issuer's $14,000,000 aggregate amount of unsecured convertible grid debentures (collectively, the "Convertible Debentures") became due and payable, they do not intend to take any action to enforce their respective rights to receive payment of the outstanding obligations held by them prior to April 6, 2001.


                                                             Page 14 of 18 Pages

================================================================================
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         The Reporting Persons' response to Item 4 of this Statement is hereby incorporated by reference.


Item 7. Material to be Filed as Exhibits.

         Exhibit 1. Agreement and Plan of Merger, dated as of May 15, 2002, by and between Balanced Care Corporation, IPC Advisors, S.a.r.l., Acquisition Corp.


                                                             Page 15 of 18 Pages

                                    SIGNATURE

         After reasonable inquiry and, to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: May 21, 2002
                                        IPC Advisors S.a.r.l.


                                        By:/s/ J.B. Unsworth
                                           -------------------------------------
                                        Name: J. B. Unsworth
                                        Title: Director


                                        LXB Investments Limited


                                        By:/s/ J.B. Unsworth
                                           -------------------------------------
                                        Name: J. B. Unsworth
                                        Title: Director


                                        Lillian Trust by RBC Trustees (Guernsey)
                                        Limited in its capacity as Trustee

                                        By:/s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director


                                        RBC Trustees (Guernsey) Limited in
                                        its capacity as Trustee of the Lillian
                                        Trust

                                        By:/s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director


                                        VXM Investments Limited

                                        By:/s/ J.B. Unsworth
                                           -------------------------------------
                                        Name: J. B. Unsworth
                                        Title: Director


                                                             Page 16 of 18 Pages

Dated: May 21, 2002                     Vivian Trust by RBC Trustees (Guernsey)
                                        Limited in its capacity as Trustee

                                        By:/s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director


                                        RBC Trustees (Guernsey) Limited in its
                                        capacity as Trustee of the Vivian Trust

                                        By:/s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director

                                        RH Investments Limited

                                        By:/s/ J.B. Unsworth
                                           -------------------------------------
                                        Name: J. B. Unsworth
                                        Title: Director

                                        Rachel Trust by RBC Trustees (Guernsey)
                                        Limited in its capacity as Trustee

                                        By:/s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director

                                        RBC Trustees (Guernsey) Limited in its
                                        capacity as Trustee of the Rachel Trust

                                        By:/s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director

                                        HR Investments Limited

                                        By:/s/ J.B. Unsworth
                                           -------------------------------------
                                        Name: J. B. Unsworth
                                        Title: Director

                                        Henry Trust by RBC Trustees (Guernsey)
                                        Limited in its capacity as Trustee

                                        By:/s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director


                                                             Page 17 of 18 Pages

Dated:  May 21, 2002                    RBC Trustees (Guernsey) Limited in its
                                        capacity as Trustee of the Henry Trust

                                        By:/s/ G.R. LePage
                                           -------------------------------------
                                        Name: G.R. LePage
                                        Title:   Director


                                                             Page 18 of 18 Pages